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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
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                                                             SEC FILE NUMBER:
                                                                  0-27857
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                                                               CUSIP NUMBER:
                                                                30229D 10 3
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(CHECK ONE):  |X| Form 10-K   |_| Form 20-F    |_| Form 11-K   |_| Form 10-Q
              |_| Form 10D    |_| Form N-SAR   |_| Form N-CSR

                    For Period Ended:  June 30, 2009
                                       -----------------------------------------
                    |_| Transition Report on Form 10-K
                    |_| Transition Report on Form 20-F
                    |_| Transition Report on Form 11-K
                    |_| Transition Report on Form 10-Q
                    |_| Transition Report on Form N-SAR
                    For the Transition Period Ended:
                                                     ---------------------------


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  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Franklin Wireless Corp.
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Full Name of Registrant

N/A
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Former Name if Applicable

5440 Morehouse Drive, Suite 1000
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Address of Principal Executive Office (STREET AND NUMBER)

San Diego, CA  92121
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City, State and Zip Code
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                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
|X| | (b) The subject annual report, semi-annual report, transition report
    |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |     portion thereof, will be filed on or before the fifteenth calendar day
    |     following the prescribed due date; or the subject quarterly report or
    |     transition report on Form 10-Q or subject distribution report on Form
    |     10-D, or portion thereof, will be filed on or before the fifth
    |      calendar day following the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file the report by the due date because it was unable to complete its financial statements in a timely manner without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Robert J. Zepfel                    (949)                706-6000
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           (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               |X| Yes    |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              |X| Yes     |_| No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Unaudited Preliminary Results of Operations

    THE FOLLOWING RESULTS OF OPERATIONS ARE PRELIMINARY AND HAVE NOT BEEN AUDITED OR OTHERWISE REVIEWED BY THE COMPANY'S INDEPENDENT AUDITORS. THE COMPANY'S FINAL, AUDITED RESULTS OF OPERATIONS COULD BE MATERIALLY DIFFERENT FROM THE UNAUDITED PRELIMINARY RESULTS OF OPERATIONS SET FORTH BELOW.


    The Company's net sales for the year ended June 30, 2009 are expected to be approximately $24 million, as compared to net sales for the year ended June 30, 2008 of approximately $34.7 million. The decrease is due principally to a decline in the overall market for technology products, competitive factors, and supply issues.

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    The Company's net income for the fiscal year ended June 30, 2009 is expected to be approximately $3.6 million, compared to net income of approximately $3.9 million for the fiscal year ended June 30, 2008. While the decrease in net sales was approximately $10.7 million, the Company's net income did not decrease proportionately as the Company recognized the provision for income tax benefits of approximately $2.0 million in order to record current and non-current deferred tax assets for the year ended June 30, 2009. However, the Company's net income before income taxes was decreased by approximately $2.0 million, due to the decrease in net sales.


    Cautionary Statements

    This Form includes forwarding looking statements within the meaning of
    Section 21E of the Securities Exchange Act of 1934 regarding the Company and its business that are not historical facts and are indicated by words such as "anticipates," "expected," "plans," "believes" and similar terms. Such forward looking statements involve risks and uncertainties including, in particular, whether or not the final audited financial results for the year ended June 30, 2009 will be consistent with the preliminary information summarized in this Form. In addition, investors should also review the factors contained in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the year ended June 30, 2008, filed with the Securities and Exchange Commission on September 26, 2008.


                             Franklin Wireless Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2009                 By:     /s/ OC Kim
      ---------------------------------         --------------------------------
                                         Name:   OC Kim
                                         Title:  Chief Executive Officer